SUPPL

25 Years
Apollo Hospitals
touching lives

RECEIVED
2009 FEB 24 P 12:13

AHEL / SEC / SHARES / 2009

7th January 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C.
20549-0302

[redacted]

09045415

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No.82-34893

With reference to above, Please find enclosed Secretarial Audit Report for the quarter ended 31st December 2008 duly certified by Mrs. Lakshmi Subramanian, Practising Company Secretary.

Please take note of the same in your records

Kindly acknowledge receipt.

Thanking you,

For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL

PROCESSED
MAR 2 2009
THOMSON REUTERS

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
P. SRIRAM, M.A., F.C.S
P.S. SRINIVASAN, B.A., LL.B., A.C.S.
Practising Company Secretaries

2009 FEB 24 P 12:12

January 6, 2009

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st December 2008
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st December 2008.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph : 28292272, 28292273 Fax : 044-42142061, Cell : 9841015012, 9841047966
e-mail : srisecadmin@rediffmail.com,srisecadmin@airtelbroadband.in

SECRETARIAL AUDIT REPORT

1 For Quarter Ended	31st December 2008
2 ISIN:	INE437A01016
3 Face Value :	Rs.10/- per share
4 Name of the Company	APOLLO HOSPITALS ENTERPRISE LIMITED
5 Registered Office Address	NO.19, BISHOP GARDEN, RAJA ANNAMALAIPURAM, CHENNAI-600 028
6 Correspondence Address	APOLLO HOSPITALS ENTERPRISE LIMITED, ALI TOWERS, III FLOOR, NO.55, GREAMS ROAD, CHENNAI-600 006
7 Telephone & Fax Nos.	044-28290956
8 Email address	apolloshares@vsnl.net
9 Names of the Stock Exchanges where the company's securities are listed	Bombay Stock Exchange Ltd. National Stock Exchange Ltd.

	Number of shares	% of Total Issued Capital
10 Issued Capital	6,02,35,702	100%
11 Listed Capital (Exchange-wise) (as per company's records):		
Bombay Stock Exchange Ltd	6,02,35,702	
National Stock Exchange Ltd	6,02,35,702	
12 Held in dematerialized form in CDSL	51,75,710	8.59%
13 Held in dematerialized form in NSDL	5,05,00,918	83.84%
14 Physical	45,59,074	7.57%
15 Total No. of shares (12+13+14)	6,02,35,702	
16 Reasons for difference if any, between (10&11), (10&15), (11&15):	Not applicable	

LAKSHMMI SUBRAMANIAN & ASSOCIATES PCS CHENNAI

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below:

Particulars***	No.of shares	Applied /Not Applied for listing	Listed on Stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. Appr. Pending for SE (specify Names)
	---	Nil	--	-	-	--

***Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

18 Register of Members is Updated (Yes/No)	Yes
If not, updated up to which date	N.A

19. Reference of Previous Quarter with regards to excess dematerialized shares, if any	Nil

20. Has the company resolved the matter mentioned in Point No. 20 above in the current quarter? If not, reason why?	Not Applicable

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay:

Total No. of demat requests	No. of requests	No. of Shares	Reasons for delay
Confirmed after 21 Days	---------	Nil	------------
Pending for more than 21 days	---------	Nil	------------

22 Name, Telephone and Fax No. of the Compliance officer of the Co.	Mr. S.K.Venkataraman Chief Financial Officer and Company Secretary Ph: 044-28290679

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: & Fax: 28292272-73

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

-------------- Nil ------------------------

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugasa Naicker Office Complex"
81, Greams Road, Chennai : 600 006
Phone . 8292272, 8292273

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

END